UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                            EMPIRE OF CAROLINA, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    292007101
                                    ---------
                                 (CUSIP Number)

                                  Mark S. Rose
                               72 Claire Rose Dr.
                               Patchogue, NY 11772

                                 (516) 475-1333
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 28, 1998
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark S. Rose

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States citizen

                                              7     SOLE VOTING POWER
                     NUMBER OF                          2,225,000
                      SHARES                  8     SHARED VOTING POWER
                   BENEFICIALLY                       -0-
                     OWNED BY                 9     SOLE DISPOSITIVE POWER
                       EACH                           2,225,000
                     REPORTING                10    SHARED DISPOSITIVE POWER
                      PERSON                           -0-
                       WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,225,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.01%

14       TYPE OF REPORTING PERSON
         IN


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                                                                             3


                                  SCHEDULE 13D


                  This Amendment No.1 (the "Amendment")  amends the statement on
Schedule 13D filed on July 30, 1997 by Mark S. Rose, (as so amended, the "Schedule 13D"). The purpose of the Amendment is to report additional purchases of Common Stock by Mr. Rose. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:
-----------------------------------------------------------

                  On July 28, 1998, Mr. Mark Rose purchased 1,750,000 additional shares of Common Stock in a private transaction for an aggregate cash consideration of $1,750,000 paid by Mr. Mark Rose from his personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:
----------------------------------------------------------

                  (a) Mr. Mark S. Rose owns 1,775,000 shares of Common Stock. Mr. Rose also has the right to acquire 400,000 shares of Common Stock at any time upon conversion of all or any portion of the 50,000 shares of Series A Preferred Stock held by him. In addition, Mr. Mark S. Rose has the right, as owner of the Warrants, to acquire all or any portion of the 50,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 14,367,041 shares of Common Stock are currently outstanding, Mr. Rose has sole voting and/or dispositive power over the equivalent of 2,225,000 shares of Common Stock (or 15.01% of the Common Stock). There are currently 1,910,212 shares of Series A Preferred Stock outstanding, with respect to which Mr. Rose has sole voting and dispositive power over 50,000 shares (or 2.62% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 15,281,696 shares of Common Stock, with the result that Mr. Rose has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 7.24% of the combined classes.

                  (b) Mr. Rose has sole power to vote and dispose of the Common Stock, Series A Preferred Stock and Warrants held by him.



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                                                                             4

                  (c)      See Items 3 and 4 above.


                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: August 6, 1998

                                                     /s/ Mark S. Rose
                                                     --------------------
                                                         Mark S. Rose